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                            June 2, 2021

       Douglas S. Hackett
       Director
       Legion Capital Corp
       301 E. Pine St., Ste. 850
       Orlando, FL 32801

                                                        Re: Legion Capital Corp
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 7
                                                            File No. 024-11123
                                                            Filed May 24, 2021

       Dear Mr. Hackett:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Julia
Griffith at 202-551-3267 with any questions.





                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance